                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


   X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 _____    EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 _____   EXCHANGE ACT OF 1934

                  For the transition period from ________________________ to
---------------------------------.


Commission file number   0-19239


                  LAW COMPANIES GROUP, INC. 401(k) SAVINGS PLAN
                                  (the "Plan")
 -------------------------------------------------------------------------------
                            (Full title of the Plan)


                               LAWGIBB GROUP, INC.
          1105 Sanctuary Parkway, Suite 300, Alpharetta, Georgia 30004
--------------------------------------------------------------------------------
       (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                            Exhibit Index at Page 13

                              REQUIRED INFORMATION



Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herein in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits
---------------------------------
A) The following financial statements and schedule are being filed pursuant to the Required Information to Form 11-K:

     1) Statements of Net Assets Available for Benefits - December 31, 1999 and 1998

     2) Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 1999

     3) Schedule

          a)   Assets Held for Investment Purposes  -  December 31, 1999


B) The following exhibit is filed as part of this annual report:

         Exhibit  23                    Consent of Independent Auditors

             Audited Financial Statements and Supplemental Schedule

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                        December 31, 1999 and 1998 and year
                              ended December 31, 1999
                       with Report of Independent Auditors

                            Law Companies Group, Inc.
                               401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedule


            December 31, 1999 and 1998 and year ended December 31, 1999


                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year................11

                         Report of Independent Auditors

Plan Administrator
Law Companies Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Law Companies Group, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      /s/ Ernst & Young LLP

Atlanta, Georgia
June 20, 2000

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                 Statements of Net Assets Available for Benefits



                                                         December 31
                                                  1999                 1998
                                             -------------        --------------

Assets
Investments at contract value (Note 3)         $19,361,174           $16,426,838
Investments, at fair value                      35,107,261            35,522,932
Contribution receivables:
  Employer                                          42,935                     -
  Participants                                     170,600                     -
                                             --------------       --------------
Total receivables                                  213,535                     -
                                             --------------       --------------
Net assets available for benefits              $54,681,970           $51,949,770
                                             ==============       ==============



See accompanying notes.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999


Additions to net assets attributed to:
   Participant contributions                                   $     5,795,566
   Employer contributions                                            1,287,340
   Investment income                                                 1,540,110
                                                               ---------------
                                                                     8,623,016
Deductions from net assets attributed to:
   Distributions to participants                                     6,992,285
   Administrative expenses                                             110,220
                                                               ---------------
                                                                     7,102,505

Net realized and unrealized appreciation
   in fair value of investments                                      1,211,689
                                                               ---------------
Net increase                                                         2,732,200

Net assets available for benefits at beginning of year              51,949,770
                                                               ---------------
Net assets available for benefits at end of year                   $54,681,970
                                                               ===============



See accompanying notes.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1999


1. Description of Plan

The Law Companies Group, Inc. 401(k) Savings Plan (the "Plan") is a defined contribution plan sponsored by LawGibb Group, Inc. (the "Company").

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for Law Companies Group, Inc. 401(k) Savings Plan for a more complete description of the Plan's provisions. Copies of this booklet are available from the plan administrator.

General

The Plan covers substantially all U.S. employees of the Company who are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to the lesser of 20% of their pre-tax annual compensation, as defined by the Plan, or the maximum allowable by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches 100% of contributions from participants on the first 1% of the participant's compensation, and 50% of contributions from participants on the next 2% of the participant's compensation. All contributions are remitted to the Plan bi-weekly.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)




1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions, rollovers and allocations of (a) the Company's contributions and (b) Plan earnings and losses. Investment results are allocated to participant's accounts based upon relative balances of the individual accounts on the valuation date as defined by the Plan. Forfeited balances of terminated participants' non-vested accounts are applied to future employer contributions and used to offset Plan expenses. Forfeitures in 1999 approximated $260,000 and were applied to employer contributions.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Company contributions plus earnings thereon vest 100 percent after 5 years of credited service.

Payment of Benefits

The vested value of benefits are payable to a participant upon termination of service, retirement, disability, or to the participant's beneficiary upon death of the participant in either lump-sum or annuity distributions.

Participant Loans Receivable

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of his/her vested account balance. The loans bear interest at the prime rate plus 2% and must be repaid within 5 years. The respective participant's loan principal and interest are repaid ratably through bi-weekly payroll deductions.

Administrative Expenses

The Plan pays from the forfeiture account all administrative expenses not paid by the Company. In 1999, the Company paid the majority of the Plan's administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan has a group annuity contract with Massachusetts Mutual Life Insurance Company (Mass Mutual). Mass Mutual receives contributions in exchange for participation units in various investment options.

The fair values of the participation units owned by the Plan in Mass Mutual's separate investment accounts are based on quoted redemption values as determined by Mass Mutual on the last business day of the plan year. The investment in the guaranteed income fund is stated at contract value, as determined by Mass Mutual, which represents contributions made under the contract, plus interest, less distributions and administrative expenses.

Investments in LawGibb Group Common Stock are stated at fair value based on a third party appraisal.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3. Investments

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices for shares of pooled separate accounts and by a third party appraisal for common stock as follows:

                                                            Net Realized and
                                                               Unrealized
                                                          Appreciation in Fair
                                                          Value of Investments
                                                          ----------------------

Common Stock                                                 $     401,236
Shares of pooled separate accounts                                 810,453
                                                          ----------------------
                                                                $1,211,689
                                                          ======================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                         December 31
                                                  1999                  1998
                                    --------------------------------------------

Massachusetts Mutual Life Insurance Company
  Guaranteed Income Fund                       $19,361,174           $16,426,838
  Core Equity Account                           14,953,603            20,451,234
  Balanced Account                               4,129,534             5,895,221
  Indexed Equity Account                         3,014,081                     -
  Contrafund Account                             6,026,736                     -
  Small Cap Equity Account                               -             3,041,629

4. Investment with Insurance Company

The guaranteed income fund held by the Plan is fully benefit-responsive and as such has been recorded at contract value. The average yield for the guaranteed income fund for the year ended December 31, 1999 and 1998 was 7.1%. The crediting interest rate was also 7.1% at December 31, 1999 and 1998. At December 31, 1999 and 1998, the fair values of the investment accounts approximated
$20,168,000 and $17,019,000, respectively, as determined by Mass Mutual. The Plan's intention is to hold the guaranteed income fund until maturity and to make withdrawals from the accounts to pay benefits in the normal course of operations of the Plan.

5. Plan Termination

Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest, permit any part of the Plan's assets to revert to the Company, or permit any part of the Plan's assets to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. Upon Plan termination, each participant's account will become fully vested.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Transactions with Related Party

Effective May 14, 1996, the Plan was amended to eliminate the ability of participants to invest in the Company common stock and to eliminate the Company's matching contributions in the form of the Company common stock. As of December 31, 1999 and 1998, the Plan held 43,300 and 59,310 shares of Company common stock respectively, with a fair value of $1,230,604 and $1,284,058, respectively.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to those per the Form 5500 as of December 31:

                                                   1999                 1998
                                               ---------------------------------

Net assets available for benefits per the
   financial statements                       $54,681,970           $51,949,770
Benefits payable to participants                 (443,290)             (494,671)
                                              ----------------------------------
   Net assets available for benefits per
     the Form 5500                            $54,238,680           $51,455,099
                                              ==================================

The following is a reconciliation of benefits paid to participants per the financial statements to those per the Form 5500:

                                                                     Year ended
                                                                    December 31,
                                                                        1999
                                                                    ------------

Benefits paid to participants per the financial statements           $6,992,285
Benefits payable to participants at December 31, 1999                   443,290
Benefits payable to participants at December 31, 1998                  (494,671)
                                                                    ------------
Benefits paid to participants per the Form 5500                      $6,940,904
                                                                    ============


                            Law Companies Group, Inc.
                               401(k) Savings Plan

                                 EIN: 58-0537111
                                Plan Number: 002
                               Schedule H Line 4i

          Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

   Identity of Issue, Borrower,
      Lessor or Similar Party           Description of Investment             Cost       Current Value
---------------------------------   ---------------------------------------- ----------- ----------------

*  Massachusetts Mutual Life        Guaranteed Income Fund, (1) maturing
     Insurance Company                December 31, 2000, 7.1%                            $   19,361,174
*  Massachusetts Mutual Life
     Insurance Company              Core Equity Account                                      14,953,603
*  Massachusetts Mutual Life
     Insurance Company              Balanced Account                                          4,129,534
*  Massachusetts Mutual Life
     Insurance Company              Indexed Equity Account                                    3,014,081
*  Massachusetts Mutual Life
     Insurance Company              Small Cap Equity Account                                  2,052,750
*  Massachusetts Mutual Life
     Insurance Company              Core Bond Account                                           713,663
*  LawGibb Group, Inc.              LawGibb Common Stock                                      1,230,604
*  Massachusetts Mutual Life
     Insurance Company              Money market account                                        414,746
*  Massachusetts Mutual Life
     Insurance Company              Destiny Aggressive Account                                  445,179
*  Massachusetts Mutual Life
     Insurance Company              Destiny Ultra Aggressive Account                             90,549
*  Massachusetts Mutual Life
     Insurance Company              Destiny Equity Account                                      312,859
*  Massachusetts Mutual Life
     Insurance Company              Destiny Moderate Account                                    218,446
*  Massachusetts Mutual Life
     Insurance Company              Contrafund Account                                        6,026,736
   Participants                     Loans, rates from 9.75% to 11.00%,
                                    maturing through December 31, 2004                        1,504,511
                                                                                        ---------------
                                  Total investments                                         $54,468,435
                                                                                        ===============
*Indicates a party-in-interest to the Plan.
(1)Reported at contract value.
Note: Cost information has not been included because all investments are participant directed.



                                 SIGNATURE


The Plan.
---------
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


LAW COMPANIES GROUP, INC.
401(k) SAVINGS PLAN




/s/ R.B. Fooshee
---------------------
Robert B. Fooshee
Member of the Plan Administrative Committee


Dated:    June 28, 2000



12